COMMENTS RECEIVED ON 11/08/2017

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST II (File No. 811-22893)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 10

“Fund Summary” (Part A of the Registration Statement)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(b), Instruction 2.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the fund may also lend securities to broker-dealers or other institutions to earn income. When the Adviser believes that suitable commodity-linked derivative instruments are not available, or during other unusual market conditions, the Adviser may leave all or a significant portion of the fund's assets invested in cash, cash equivalents, or short-term investment-grade debt securities.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the fund, the fund believes that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the fund has clearly disclosed that these strategies are non‐principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, money market securities, mortgage and other asset‐backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff notes that the Principal Investments Risks section does not describe the risks associated with the fact that bank loans can take significantly longer than seven days to settle and does not describe that investments in bank loans may not be securities and therefore may not have protections noted under federal securities protection laws. The Staff requests we explain if the fund has considered adding these risks. If so, and it was determined that they are not principal risks, the Staff requests we explain the basis for that determination.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although the fund includes loans and loan participations as part of this list, investments in these particular securities are not a principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.

“Investment Details” (Part A of the Registration Statement)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, money market securities, mortgage and other asset‐backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff requests we describe hybrids and synthetic securities.

R:

In describing debt securities in its prospectus, the fund provides investors a list of different types of debt securities in which a fund may invest. Although the fund includes hybrids and synthetic securities as part of this list, they have been included for illustrative purposes only and are not part of any principal investment strategy and, therefore, the fund has not called out these securities in that part of the prospectus.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

“Industry Exposure. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single industry or a group of related industries, and the securities of companies in that industry or group of industries could react similarly to these or other developments. In addition, from time to time, a small number of companies may represent a large portion of a single industry or a group of related industries as a whole, and these companies can be sensitive to adverse economic, regulatory, or financial developments.”

C:

The Staff requests that we discuss the Industry Exposure in the “Principal Investment Strategies” section.

R:

The second paragraph of the disclosure under the heading “Industry Exposure” provides:

The commodities industries can be significantly affected by the level and volatility of commodity prices; the rate of commodity consumption; world events including international monetary and political developments; import controls, export controls, and worldwide competition; exploration and production spending; and tax and other government regulations and economic conditions.

This disclosure relates directly to the fund’s investment strategies discussed in the “Principal Investment Strategies” section above.  As a result, we believe our existing disclosure is sufficient.

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current risk disclosure is appropriate.